UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 10, 2019

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 10, 2019, regarding the signing of a Long Term Loan Agreement.

Istanbul, May 10, 2019

Announcement Regarding the Signing of a Long Term Loan Agreement

Our Company signed a loan agreement of EUR50 million with BNP Paribas Fortis SA/NV for general corporate purposes. The respective loan has a maturity of 3 years and 1 week and its annual cost of funding will be in Euribor+2.20%-2.00% range. Cost of funding can potentially decline to Euribor+2.00% subject to meeting sustainability based environmental objectives set as part of the loan agreement. These objectives include recycling of electronic waste, use of solar energy for electricity consumption and reducing paper consumption through increased use of Dergilik application which enables users to read magazines and newspapers in digital format.

Our company, closely tracking its carbon footprint to support fight against climate change, increases the use of renewable energy in its business processes each year. We improve our processes and reduce waste to increase energy efficiency with a focus on saving energy. We prevent thousands of trees being cut down through our digital publishing application Dergilik by enabling users to read magazines and newspapers in digital format. We target efficient use of water resources through our smart agriculture IoT device Filiz. Our Company, which is listed on Borsa Istanbul’s sustainability index since 2015 and publishes its reports transparently in this respect, has now extended its sustainability efforts to its financing activities. Turkcell, having obtained the first Sustainability Linked Loan abroad, strengthened its pioneering position in debt markets.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 10, 2019	By:	/s/ Zeynel Korhan Bilek
	Name:	Zeynel Korhan Bilek
	Title:	Treasury & Capital Markets Management Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: May 10, 2019	By:	/s/ Osman Yılmaz
	Name:	Osman Yılmaz
	Title:	Chief Financial Officer